Nephros, Inc.
                                  3960 Broadway
                            New York, New York 10032


                                                    March 28, 2003


VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Nephros, Inc./Registration Statement on Form SB-2 (File No. 333-100673)

Ladies and Gentlemen:

            Pursuant to Rule 477 under the Securities and Exchange Act of 1933, as amended (the "Securities Act"), application is hereby made by Nephros, Inc., a Delaware corporation (the "Company"), to withdraw its registration statement on Form SB-2 (File No. 333-100673), including all exhibits thereto (the "Registration Statement").

            The Registration Statement, which was initially filed with the Securities and Exchange Commission (the "Commission") by the Company on October 22, 2002, and amended by Amendment No. 1 on December 23, 2002, by Amendment No. 2 on January 16, 2003 and by Amendments No. 3 and No. 4 on February 28, 2003, relates to a proposed initial public offering and sale of shares of common stock of the Company (the "Proposed Offering"). Due to current market conditions and business considerations, the Company has decided not to proceed with the Proposed Offering. Because the Company no longer intends to proceed with the Proposed Offering, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

            The Commission has not declared the Registration Statement effective, and no securities have been sold in connection with the Proposed Offering pursuant to the Registration Statement. The Company reserves the right to undertake one or more subsequent private offerings of its securities in reliance on Rule 155(c) under the Securities Act.

            The Company respectfully requests that the Commission (i) grant this application for withdrawal of the Registration Statement and (ii) issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Company, with the Commission consenting thereto.

            It is the Company's understanding that, in accordance with Rule 477(b) under the Securities Act, the application for withdrawal will be deemed granted at the time of the filing of this application unless, within fifteen
(15) calendar days after the filing of this application, the Commission notifies the Company that the application for withdrawal will not be granted.

Securities and Exchange Commission
March 28, 2003
Page 2 of 2



            If you have any questions with respect to the foregoing, please contact Anita L. Chapdelaine of Kramer Levin Naftalis & Frankel LLP, our legal counsel, at (212) 715-7788.


                                      Very truly yours,

                                      NEPHROS, INC.


                                      By: /s/ Norman J. Barta
                                         --------------------------------
                                         Norman J. Barta
                                         President and Chief Executive Officer